By Electronic Submission

November 12, 2009

Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:  Harleysville National Corp.
        Form 10-K for Fiscal Year Ended
        December 31, 2008
        Form 10-Q for the Period Ended
        June 30, 2009
        File No. 000-15237

Dear Mr. Pande:

In response to your follow-up comments in your letter dated October 21, 2009 concerning the above referenced filings for Harleysville National Corporation (the “Company”), we are submitting this document as a supplement to our previous submission.  The Company has completed a detailed evaluation of its adoption of FASB Staff Position No. FAS 115-2 and FAS 124-2 (“FSP 115-2”) and has accordingly assessed its other-than-temporary impairment methodology.  As a result of this evaluation, certain procedural changes were implemented and the impact of those changes was assessed for materiality to the Company’s financial statements.  For your convenience, the applicable excerpts from your comments for which we are providing supplemental responses are restated in italics below followed by the Company’s responses.

Comment:

Form 10-Q as of June 30, 2009

Note 3 – Investment Securities, page 10

2.  We note you have recorded other than temporary impairment (“OTTI”) of $1.9 million and $1.3 million during the fourth quarter of 2008 and the first quarter of 2009, respectively, mostly as a result of deterioration in the individual credits of a collateralized debt obligation investment in a pool of trust preferred securities.  Furthermore, we note that you did not record any cumulative effect adjustment upon the adoption of FSP 115-2.
•
Please tell us and revise your disclosure in future filings to clarify whether you intended to sell these securities or had determined that it was more likely than not that you would be required to sell the securities before recovery of the amortized cost basis.  If not, please tell us how you calculated the cumulative effective adjustment for your securities.

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Please tell us if there were any differences in the assumptions/inputs used in the cash flow analysis for your calculation of the cumulative effect adjustment and your discounted cash flows calculation used to determine whether there was an adverse change in estimated cash flows at the period end prior to your

Mr. Amit Pande
November 12, 2009

adoption of FSP 115-2.  If there were differences, please identify them, explain why you believe the differences were appropriate and identify any accounting guidance that supports your position.  We note that paragraph 45 of FSP 115-2 required you to calculate the cumulative adjustment as of the beginning of the period in which you adopt the standard and it appears that your calculation would be based on the unadjusted cash flows used in your adverse change in cash flow assessment at March 31, 2009.

Regarding the securities for which the Company recorded OTTI charges in the fourth quarter of 2008 and the first quarter of 2009, the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis less any current-period credit loss.  As such, in accordance with FSP 115-2, the securities were assessed to determine the amount of OTTI representing credit losses and the amount related to all other factors.  Prior to the implementation of FSP 115-2 during the June 30, 2009 reporting period, the Company recorded OTTI charges on its investment in a US Capital Funding IV trust-preferred pool of $1.9 million for the quarter ended December 31, 2008 and $990 thousand for the quarter ended March 31, 2009.  The Company did not record a prior period cumulative effect adjustment for the non-credit portion of the OTTI recorded prior to adoption of FSP 115-2.

Initially, the Company did not believe any non-credit related impairment existed within the charges noted above.  However, the Company has performed a subsequent evaluation of its procedures and determined that the amount of impairment charges recorded prior to the adoption of FSP 115-2 included both a credit component and a component derived from other factors, including, but not limited to interest rate volatility and market illiquidity.  The OTTI calculation is performed through a discounted cash flow analysis prepared by the Company’s third-party investment advisor.  The impairment is calculated utilizing two models, one utilizing the original spread at the time of issuance and the second using a market-adjusted spread which would incorporate the effects of the current market environment.  Both models apply a conservative default assumption.  The first model is utilized to determine the credit portion of the impairment and the second model is utilized to calculate any additional impairment related to other factors.  The impairment from other factors was driven primarily by changes in the interest rate environment and the current illiquidity of the markets.  Based on the existing market conditions, management estimated the current yield on the security for a market participant to be utilized in the model.  While the discounted cash flow analyses are prepared by a third party, management is ultimately responsible for the assumptions and results of the model.

Based upon the results of the discounted cash flow analysis performed on the respective impaired trust preferred pools at December 31, 2008 and March 31, 2009, it was determined that the non-credit related OTTI was not material to the Company’s financial statements at June 30, 2009 on both a quantitative and qualitative basis.  As such, no cumulative effect adjustment was recorded upon the adoption of FSP 115-2.

Mr. Amit Pande
November 12, 2009

Form 10-K as of December 31, 2008

Note 4 – Investment Securities, page 72

5.  We note your response to comment 1 of our letter dated August 12, 2009, stating that MM Community Funding II Ltd. and TPREF Funding III, Ltd. did not meet your established criteria for requiring a discounted cash flow analysis despite the significant unrealized losses on these securities as of December 31, 2008 and March 31, 2009.  We also note your response stating that in evaluating securities for OTTI, you believe there are no conditions of other-than temporary impairment if there is “negative excess collateral less than 1% of the outstanding collateral, and the principal shortfall, and interest shortfall ratios are 15% of higher.”  We have the following comments:
•	Please provide us with a definition of negative excess collateral and provide us with a detailed description of how this is calculated including quantified example(s);
•	Please tell us how you determined the negative excess collateral threshold of 1% is appropriate;
•	Please expand your definition of principal and interest shortfall ratios to include detailed descriptions of how these are calculated, including quantified example(s);
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Please tell us if the principal and interest shortfall ratios and the excess collateral calculation only include actual deferrals/defaults and if so, why you believe it is appropriate to use these criteria to evaluate impairment is other-than-temporary considering the guidance in paragraph 8 of 115-2 which clarifies that you should use expected cash flows which incorporates future deferrals/defaults to evaluate if impairment is other-than-temporary; and

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You state the negative excess collateral and principal and interest shortfall ratios are based upon discussion with your third-party investment advisors.  Please tell us if your third-party investment advisor utilized a discounted cash flow analysis and if so, please provide us with the discount rate, projected deferral/default rates and the recovery percentage used in the analysis.  We refer you to comment 1 of our letter dated August 12, 2009 for the type of information we would like you to discuss.

As a supplement to the Company's response to this comment dated October 27, 2009, management has performed a thorough evaluation of its process surrounding the discounted cash flow analyses utilized to determine OTTI.  Previously, the Company was not performing a detailed analysis of the underlying performing collateral of a particular security issue.  As of the September 30, 2009 reporting period, the discounted cash flow analysis is completed by evaluating the relevant credit and structural aspects of each pooled trust preferred security investment in the portfolio, including collateral performance projections for each piece of collateral held in each security and the material terms of each security’s structure. In order to determine the appropriate default rate for each individual pool, a detailed analysis is performed on the underlying collateral.

The data pertinent to each piece of collateral which was reviewed included an analysis of profitability, credit quality, operating efficiency, leverage, and liquidity using the most recently available financial and regulatory information for each underlying collateral issuer. The Company also evaluated historical industry default data obtained from its third-party investment advisors and assessed the probable impact of current market conditions. Using the results of the analysis, the Company estimated appropriate default probabilities for each piece of underlying collateral.  Based upon the results of the collateral review, a percentage allocation ranging from 0% to 100% was applied to each underlying piece of performing collateral.  This allocation resulted in an estimate of possible defaults in the underlying collateral which allowed management to project future cash flows for each individual trust preferred security investment.  The resulting default percentage from this review was evenly applied as a reduction of cash flows in the first three-year period.  Subsequent cash flows were reduced by 1.5% for every three-year period.  This additional default allocation was based upon the historical default experience of 1.2% provided by the Company’s third-party investment advisors, adjusted for an appropriate risk factor as determined by management.  In the discounted cash flow analyses, the Company assumed no recovery for the future default allocations.

Mr. Amit Pande
November 12, 2009

Based upon implementation of this new default rate methodology, it was noted that the methodology change did not have a material impact on the impairment decisions made by the Company for the September 30, 2009 reporting period on both a quantitative and qualitative basis.  In addition to the disclosure information previously provided to you, the Company further modified its disclosures at September 30, 2009 to discuss the cash flow methodology as follows:

For every debt security which fails the Corporation’s initial test for OTTI, a discounted cash flow analysis is performed by our third-party investment advisor.  When a discounted cash flow analysis is performed, the following assumptions are utilized:
•	Discount rate equal to original coupon spread for the respective security using forward LIBOR rates;
•	No calls are assumed;
•	Each piece of underlying collateral with existing deferrals/defaults is evaluated individually for future recovery and the recovery rate is adjusted accordingly; and
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Additional deferrals/defaults are assumed based upon evaluation of underlying performing collateral. The Corporation obtains and evaluates financial data pertinent to each piece of collateral including analysis of profitability, credit quality, operating efficiency, leverage, and liquidity using the most recently available financial and regulatory information. The Corporation also evaluates historical industry default data obtained from its third-party investment advisors and assesses the impact of current market conditions.

Based upon the results of the discounted cash flow analysis, it is determined whether or not the investment return upon debt expiration is at or above par. If the resulting return is below par, a credit related impairment charge is recorded through operations.

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In determining the materiality to the financial statements of the cumulative effect adjustment and the impact of the new default rate assumption methodology, the Company, consistent with the guidance set forth in SAB 99, “Materiality”, considered (among others) the following qualitative considerations in addition to quantitative considerations:

o
The Company’s original model produced too much impairment, and the adjustments would result in a reduction of the loss booked for the quarter and the year-to-date. Management believes that upwardly adjusting previously recorded income would not be significant to the overall expected results of the Company.

o	The adjustment would have no impact on the pending transaction with First Niagara Financial Group, Inc. and no effect on the merger consideration as determined by the merger agreement.
o	Reduction of the recorded impairment charges would not change the Company’s earnings trends over the periods analyzed.
o	Recording a reduction in the related impairment would not result in a significant impact on key industry ratios or core business line items relied upon by our investors.
o	Recording the impairment would not shift the Company’s results from a net loss to a net income position for any period considered.
o	The reduction of the impairment charges would not have a significant impact on the Company’s regulatory capital levels.
o	By not recording the reduction in the impairment charge, the Company would not fall out of compliance with debt covenants associated with our subordinated debt.

Mr. Amit Pande
November 12, 2009

o	No adjustments to management’s compensation, bonuses or incentives would be required.
o
Viewing the Company’s financial statements from the standpoint of a reasonable investor, management believes that investment decisions and valuations are being driven by loan asset quality and capital levels neither of which are significantly affected by these adjustments. As such, management believes the application of this adjustment would not impact the decision making of a reasonable investor.

In addition to the foregoing, please be advised that:

•	the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George S. Rapp
George S. Rapp
Chief Financial Officer